Exhibit 16.1

June 8, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Riviera Resources, Inc. and, under the date of February 27, 2020, we reported on the consolidated financial statements of Riviera Resources, Inc. as of and for the years ended December 31, 2019 and 2018 and the effectiveness of internal control over financial reporting as of December 31, 2019. On June 2, 2020, we were dismissed. We have read Riviera Resources, Inc.’s statements included under Item 4.01 of its Form 8-K dated June 8, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP

KPMG LLP